Sub-Item 77D: Policies with respect to security investments
Effective August 3, 2007, the Goldman Sachs Real Estate Securities Fund and the Goldman Sachs International Real Estate Securities Fund are "non-diversified" under the Investment Company Act of 1940, and, as such, may invest more of their assets in fewer issuers than "diversified" mutual funds.